AN 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III


02003107

SEC FILE NUMBER
8-48183


RECD S.E.C.
FEB 2 8 2002
526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Kaufman Bros., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

PROCESSED
APR 0 8 2002
THOMSON
FINANCIAL

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Rizzo (212) 292-8120
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AN 4/4/2002



February 14, 2002

OATH OR AFFIRMATION

STATE OF NEW YORK)
) SS:
COUNTY OF NEW YORK)

I, John M. Rizzo, do hereby affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to the firm of Kaufman Bros., L.P., as of December 31, 2001, are true and correct. I further affirm that neither the partnership nor any partner, proprietor or principal officer has any proprietary interest in any account classified solely as that of a customer.

John M. Rizzo
Chief Financial Officer

Subscribed and sworn to before me
This 14 day of February 2002.

Notary Public

JAMIE MORA
Notary Public, State of New York
No. 01MO6059012
Qualified in Queens County
Commission Expires May 21, 2003


KBRO
KAUFMAN BROS., L.P.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Consolidated Statement of Financial Condition.
- ❑ (c) Consolidated Statement of Operations.
- ❑ (d) Consolidated Statement of Cash Flows.
- ❑ (e) Consolidated Statement of Changes in Partners' Capital.
- ❑ (f) Consolidated Statement of Changes in Revolving Subordinated Borrowing.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

800 THIRD AVENUE, 25TH FLOOR, NEW YORK, NY 10022 212.292.8100 FAX 212.292.8101
HTTP://WWW.KBRO.COM
NASD ❖ SIPC


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Kaufman Bros., L.P.:

We have audited the accompanying consolidated statement of financial condition of Kaufman Bros., L.P. and subsidiary as of December 31, 2001. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Kaufman Bros., L.P. and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 14, 2002

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,356,525
Certificates of deposit	102,086
Receivable from clearing broker	2,744,044
Accounts receivable	38,686
Prepaid expenses	117,238
Securities owned, at market value	158,729
Other investments, at fair value	519,868
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $647,418	263,411
Other assets	41,982
Total assets	$ 5,342,569

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable and other accrued expenses	$ 326,118
Accrued compensation costs	277,500
Deferred liabilities	177,077
Securities sold, but not yet purchased, at market value	10,364
Revolving subordinated borrowing	1,000,000
Total liabilities	1,791,059
PARTNERS' CAPITAL	3,551,510
Total liabilities and partners' capital	$ 5,342,569

The accompanying notes are an integral part of this statement.

KAUFMAN BROS., L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS

Kaufman Bros., L.P. (the "Partnership") is a Delaware limited partnership formed to engage primarily in investment and merchant banking, brokerage and securities trading, corporate consulting and other related activities. The Partnership is managed by KB Management, LLC (the "General Partner") and is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. Additionally, the Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The accompanying consolidated statement of financial condition includes the accounts of the Partnership and its wholly-owned, non-guaranteed subsidiary, KBRO Capital, LLC ("KBRO LLC"). KBRO LLC was formed on November 15, 1999 as a limited liability company under the laws of the State of New York. KBRO LLC engages primarily in investment advisory activities.

All material intercompany balances and transactions have been eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions are recorded on a settlement-date basis. Commission revenues and related expenses resulting from customers' securities transactions are recorded on a settlement-date basis. On December 31, 2001, the effect of recording securities transactions on a settlement date basis rather than on a trade date is not material to the consolidated statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable represent warrants which are not publicly traded and are valued at fair value as determined by the General Partner. Fair value is based upon consideration of such factors as the value of the underlying security, restrictions on the conversion of the warrant and liquidity of the security.

Private placement fees are recorded at the time the private placement is completed and the income is reasonably determinable, and consulting fees, which are recognized based on the terms of the contracts, are recorded when the services are rendered. Public offering fees include management and underwriting fees, which are recorded on the date on which the particular offer is issued.

Other Investments

KBRO LLC holds a 4.76% equity interest in GLQ Entrepia, Inc. and a 0.66% equity interest in Global Linq International Fund I, LLC. These investments are recorded at fair value, based upon management's assessment of the underlying net asset values.

Income Taxes

The Partnership is organized as a limited partnership and, therefore, is not subject to federal, state or local income taxes. The Partnership and KBRO LLC are subject to New York City unincorporated business taxes.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the assets' estimated useful lives of three to seven years. Leasehold improvements are amortized over the life of the lease.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Details of securities owned and securities sold, but not yet purchased, as of December 31, 2001, are as follows:

	Securities Owned, at Market Value	Securities Sold, But Not Yet Purchased, at Market Value
U.S. common stocks	$ 158,729	$ 10,364

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Partnership leases office space under an operating lease having noncancelable lease terms in excess of one year. The minimum annual rental commitments are:

Year ending December 31:	
2002	$ 486,780
2003	433,483
2004	376,600
2005	376,600
2006	376,600
Thereafter	156,917
	$ 2,206,980

At December 31, 2001, the excess of cumulative rent expense over amounts paid through December 31, 2001 is recorded as deferred liabilities.

The lease calls for a security deposit of $100,000, which has been satisfied by a letter of credit. The Partnership has collateralized such letter of credit with a certificate of deposit.

The Partnership is involved in legal proceedings and litigation arising in the ordinary course of business. Based upon discussions with counsel, it is management's opinion that these actions will not have a material adverse effect on the Partnership's consolidated statement of financial condition.

5. RECEIVABLE FROM CLEARING BROKER

In the normal course of business, securities transactions of brokerage customers of the Partnership are cleared through a clearing broker. Pursuant to an agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete such transactions.

At December 31, 2001, an amount of $2,744,044 is receivable from the clearing broker. The clearing broker is a member of major securities exchanges. At December 31, 2001, all marketable securities owned and the receivable from the clearing broker reflected in the consolidated statement of financial condition are positions with and amounts due from this clearing broker. The Partnership is subject to credit risk to the extent that the clearing broker may be unable to fulfill its obligation to return the Partnership's securities or repay amounts owed. Receivable from clearing broker includes $1,000,000 of proceeds received from drawdown on its Junior Subordinated Revolving Credit Agreement.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into various equity transactions as principal. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk.

From time to time, the Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Partnership will incur a loss if the market price of the securities increases before such time that the Partnership purchases the securities.

The Partnership is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At December 31, 2001, the Partnership holds warrants which are valued at $0.

7. REVOLVING SUBORDINATED BORROWING

On February 28, 2001, the Partnership entered into a $3,000,000 Junior Subordinated Revolving loan agreement with UBS Americas Inc. (formerly PaineWebber Group Inc.). In October 2001, the Partnership drew down $1,000,000. The borrowing matures on February 28, 2003 and bears interest at a rate equal to LIBOR plus 2% during the first 30 days outstanding and LIBOR plus 5% thereafter. The debt has been approved as regulatory capital and constitutes part of the Partnership's net capital under the SEC's Uniform Net Capital Rule 15c3-1. The Partnership has the right to repay all or part of the debt prior to maturity, subject to certain restrictions.

KAUFMAN BROS., L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

8. NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or $6^{2}/_{3}$% of aggregate indebtedness, as defined. At December 31, 2001, the Partnership had net capital of $3,201,999, which exceeded required net capital of $250,000 by $2,951,999. The Partnership's ratio of aggregate indebtedness to net capital was 0.24 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Partnership and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.


ANDERSEN

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5

To the Partners of
Kaufman Bros., L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Kaufman Bros., L.P. (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and, procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Projection of any evaluation of them to future periods is also subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.



New York, New York
February 14, 2002


ANDERSEN

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT